UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Directors and Officer

On December 13, 2021, Ms. Miaoting Lin, Meiwu Technology Co. Ltd.’s (the “Company”). chairwoman of the board of the directors (the “Board”) and Mr. Xiaode Zhang, an independent director of the Company, resigned from their positions due to personal reasons, effective immediately. The resignation was not a result of any disagreements between each of Ms. Lin and Mr. Zhang and the Company on any matter related to the operations, policies, or practices of the Company.

On December 16, 2021, Mr. Lin He, the Chief Financial Officer of the Company, rendered his resignation, effective immediately. The resignation was not a result of any disagreements between Mr. He and the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Director and Officer

On December 14, 2021, the Board of the Company appointed Mr. Changbin Xia, as a director, the chairman of the Board and a member of the audit committee of the Board, effective on December 16, 2021.

Mr. Changbin Xia, age 49, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Wunong Technology (Shenzhen) Co., Ltd., a limited liability company organized under the laws of China and a variable interest entity organized under the laws of China and contractually controlled by the Company in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia now serves as a Legal person of Wunong Technology (Shenzhen) Co., Ltd.

In connection with his appointment as a director, the Company and Mr. Xia signed an offer letter on December 16th, 2021. Pursuant to the offer letter, Mr. Xia will receive an annual director fee $1,000 in cash, payable quarterly and be reimbursed for reasonable expenses incurred in the performance of his duties.

The foregoing description of the principal terms of the offer letter with Mr. Xia is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Mr. Xia attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

Mr. Xia does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

In addition, on December 16, 2021, the Company appointed Ms. Junjun Li as the Chief Financial Officer of the Company, effective immediately.

Ms. Junjun Li, age 42, has more than ten years of working experience in enterprise accounting and financial management, and rich experience in financial management and capital operation. She served as the Chief Financial Officer of Shenzhen Wanfang Network Co., Ltd., a company trading on the Chinese over-the-counter system, the National Equities Exchange And Quotations (NEEQ: 870462) from November 2014 to May 2017, and. from May 2017 to October 2020, she was the Chief Financial Officer of Shenzhen Hairongna Technology Co., Ltd. She is familiar with the IPO in the U.S., mainland China and Hong Kong markets, and the financial reporting obligations public companies. Ms. Li obtained her bachelor’s degree in accounting from Zhongnan University of Economics and Law in 2012.

In connection with appointment, the Company and Ms. Junjun Li entered into an employment agreement, dated December 16, 2021 (the “Employment Agreement”), pursuant to which Ms. Junjun Li will receive an annual base salary of $1,000 for serving as the Chief Financial Officer.

A copy of the Employment Agreement between the Company and Ms. Junjun Li is attached hereto as exhibit 10.2.

Ms. Junjun Li does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Offer Letter, dated December 14, 2021
10.2	Employment Agreement, dated December 16, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: December 17, 2021